June 4, 2021

Convey Holding Parent, Inc.
Registration Statement on Form S-1

Filed May 21, 2021
File No. 333-256370

Dear Messrs. Gabor and Kluck:

Convey Holding Parent, Inc. (formerly known as Cannes Holding Parent, Inc.) (the “Company”) has filed today with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), via EDGAR, this letter. This letter sets forth the Company’s responses to the comments of the Staff contained in your letter dated June 3, 2021 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the SEC on May 21, 2021.

Registration Statement on Form S-1 filed May 21, 2021

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement.

Cover Page

1.	We note that you have added two pages of graphics after the cover page. We note that the information on the second page is repeated in the Prospectus Summary, MD&A, and Business sections but is shown without the context of those sections. You also highlight Adjusted EBITDA without providing comparable GAAP information. Please remove this page as its prominence is not appropriate. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02, Item 10(e)(1)(i)(A) of Regulation S-K, and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comments and advises the Staff that it will remove the referenced page in future filings.

Principal and Selling Stockholders, page 143

2.	Please revise the table on page 143 to add a column to reflect the number of securities being offered by each selling stockholder.

Response: The Company acknowledges the Staff’s comments and advises the Staff that it will include the referenced column in future filings.

Condensed Consolidated Financial Statements as of and for the Three Months Ended March 31, 2021

Note 10. Share-Based Compensation, Stock Option Modification, page F-70

3.	Regarding the modification to unvested stock options on February 15, 2021, we reference the disclosure that there was no incremental stock-based compensation expense as a result of this modification as the fair value of the modified awards immediately after the modification was less than the fair value of the original awards immediately before the modification. Please explain to us how you determined that there was no incremental value as a result of the decrease in exercise price of the options. Specifically explain how you determined that the fair value of the awards immediately after the modification was less than the fair value of the awards immediately before the modification. In your response, explain how you considered the guidance in ASC 718-20-35-2 and 3.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has carefully considered the guidance in ASC 718-20-35-2 and 3. Per ASC 718-20-35-2A, the effects of a modification should be accounted for in accordance with ASC 718-20-35-3 through 35-9 unless all of the conditions set out in 2A are met. The conditions in 2A were not met and the unvested awards are therefore subject to the modification rules.

The Company’s 2019 Equity Incentive Plan includes an anti-dilution provision which requires the Board of Directors of the Company (the “Board”) to make an equitable adjustment to the exercise price of unvested options in the event there is an extraordinary cash dividend (refer to Section 4.02 of the 2019 Equity Incentive Plan within Exhibit 10.6 to the Registration Statement). The February 15, 2021 change in the exercise price was specifically a result of the Special Dividend declared on February 11, 2021, which was concluded to be an extraordinary cash dividend in accordance with the 2019 Equity Incentive Plan. As a result, as required under the 2019 Equity Incentive Plan, the Board made an equitable adjustment to the exercise price. As the Special Dividend was considered a large, nonrecurring cash dividend, it is considered an equity restructuring accounted for under ASC 718-20-35-6. In determining the accounting for the modification to the exercise price, the Company further considered the guidance in ASC 718-20-55-104 with regard to a required modification due to anti-dilution.

The fair value of the award immediately before this modification will incorporate the required adjustment to the exercise price in accordance with the anti-dilution provision. The Company performed the related fair value calculations before and after the modification and confirmed that there was no incremental fair value generated from the modification.

As such, the Company will revise its disclosure accordingly on pages F-70 and F-71 of the Registration Statement to indicate the following (additions shown in bold underline and deletions shown with strikethrough text):

On February 15, 2021, CHP’s Board of Directors approved a stock option award modification (the “Modification”), as required by the 2019 Equity Incentive Plan, whereby the exercise price of certain previously granted and still outstanding unvested stock option awards held by current employees and certain executives were reduced by $148.32 per award, which represented the cash payment made for the vested awards as part of the Special Dividend. No other terms of the repriced stock options were modified, and the modified stock options will continue to vest according to their original vesting schedules and will retain their original expiration dates. As a result of the modification, 30,114 unvested stock options outstanding with an original exercise price of $1,000 were modified.

There was no incremental stock-based compensation expense as there was no incremental fair value generated as a result of ~~this modification as the fair value of the modified awards immediately after the modification was less than the fair value of the original awards immediately before~~ the modification.

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Should you have any questions or comments with respect to this letter, please contact Michael E. Mariani at 212-474-1007.

Sincerely, /s/ Michael E. Mariani
Michael E. Mariani

VIA EDGAR

Copy to:

Stephen C. Farrell, Chief Executive Officer

Convey Holding Parent, Inc.

100 SE 3rd Avenue, 26th Floor

Fort Lauderdale, FL 33394

VIA E-MAIL